Exhibit 99.1

Allot Communications Receives court approval for
$15 million share repurchase program

December 1, 2015 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ, TASE: ALLT) a leading global provider of intelligent broadband solutios that empower communication service providers to optimize and monetize their networks, enterprises to enhance productivity and consumers to improve their digital lifestyle, today announced it has received a court approval to repurchase up to $15 million of its Ordinary Shares. As of September 30, 2015, Allot had approximately 33.5 million Ordinary Shares outstanding.

Share purchases will take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with all applicable securities laws and regulations. For all or a portion of the authorized repurchase amount, Allot may enter into a plan that is compliant with Rule 10b5-1 of the United States Securities Exchange Act of 1934 that is designed to facilitate these purchases. The repurchase program does not require Allot to acquire a specific number of shares, and may be suspended from time to time or discontinued. The court approval will initially be valid for a period of six months.

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About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) empowers service providers to monetize and optimize their networks, enterprises to enhance productivity and consumers to enjoy an always-on digital lifestyle. Allot's advanced DPI-based broadband solutions identify and leverage network intelligence to analyze, protect, improve and enrich mobile, fixed and cloud service delivery and user experience. Allot's unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit http://www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts Allot:
Investor Relations Contact:
Rami Rozen
AVP Corporate Development
International access code +972-52-569-4441
rrozen@allot.com